UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2015

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.30029520-8

Publicly-Held Company

NOTICE TO THE MARKET

Oi S.A. (“Oi” or the “Company”, Bovespa: OIBR3, OIBR4; NYSE: OIBR and OIBR.C), hereby wishes to update the information from the Notice to the Market from July 2, 2015. Due to the public holiday in the state of São Paulo on July 9, 2015, the proceeds from the sale of the shares, formed by the grouping of share fractions, which are a result of the reverse split of shares, as authorized at the Extraordinary Shareholders’ Meeting on November 18, 2014, will be credited to the respective owners of the share fractions on July 10, 2015, by the means previously disclosed to the market.

The Company also informs that the average price per share is R$ 6.2058476 and R$ 6.0186196 for ordinary and preferred shares, respectively. An amount proportional to the fractions held will be credited to the respective owners of share fractions.

The Company’s Investor Relations Department remains available to answer any questions related to the share auction through its site www.oi.com.br/ri.

Rio de Janeiro, July 3, 2015.

Flavio Nicolay Guimarães

Chief Financial Officer and Investor Relations Officer

Oi S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 6, 2015

OI S.A.

By:	/s/ Flavio Nicolay Guimarães
	Name:	Flavio Nicolay Guimarães
	Title:	Chief Financial Officer and Investor Relations Officer